

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

David C. Burney
Chief Financial Officer and Treasurer
Astronics Corporation
130 Commerce Way
East Aurora, NY 14052

> **Re:** **Astronics Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 25, 2010**
> **File No. 000-07087**

Dear Mr. Burney:

We have reviewed your responses to the comments in our letter dated December 29, 2010 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

1. We note your response to our prior comment 1 that benchmarking to the compensation levels of other particular companies is not material to your compensation policies and decisions. However, in your response to our prior comment 1, you also state that you review information assembled by an independent consulting company "to discern what companies of similar size and industry are providing" and, in your response to our prior comment 2, you state that your compensation committee utilizes compensation data "with respect to total compensation paid by similar sized companies to its executives and available information with respect to the aerospace and defense industry." Furthermore, in your disclosure on page 10 of your proxy statement, you state that your compensation

objective is to compensate your executive officers at a base level that is competitive with salaries near the average salaries paid by companies of similar size and nature. Please explain to us how your review of the comparable companies is not material to your executive compensation analysis. Please also confirm that in future filings you will list the companies to which you benchmark. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Compliance & Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor